Series Seed Preferred Stock
TERMS FOR PRIVATE PLACEMENT

CONTENT LAUNCH SOLUTIONS, INC

November 1, 2021

The following is a summary of the principal terms with respect to the proposed Series Seed Preferred Stock financing of CONTENT LAUNCH SOLUTIONS, INC (the "Company"). Such summary of terms does not constitute a legally binding obligation. Any legally binding obligation will only be made pursuant to definitive agreements to be negotiated and executed by the parties.

<u>Offering Terms</u>

Founders: Jon Wuebben

Security: Shares of Series Seed Preferred Stock of the Company (the "Series Seed").

Aggregate Proceeds: $1,000,000

Investors: TBD

Price Per Share: The price per share of the round (the "Original Issue Price"), will be based on a pre-money valuation of $6M

Option Pool: 0% of the fully-diluted shares of the Company post-closing will be reserved for issuance under the Company's stock option plan.

Founder Vesting: Founders have a one-year vesting schedule with monthly beginning upon closing of the Series Seed financing. Founders shall have assigned all relevant IP to the Company prior to the initial closing, if necessary.

Board of Directors: To be agreed between the Founders and the Investors prior to closing.

Liquidation Preference:

One times the Original Issue Price plus declared but unpaid dividends on each share of Series Seed, balance of proceeds paid to Common Stock and Series Seed on an as converted basis. A merger, sale, reorganization or similar transaction will be treated as a liquidation event.

Conversion: Convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Anti-Dilution: Broad based weighted average anti-dilution.

Voting Rights: Votes together with the Common Stock on all matters on an as-converted basis. Approval of holders of 50% of Series Seed then outstanding required to (i) alter, amend or change the rights of the Series Seed; (ii) change the

authorized number of shares of Series Seed; (iii) authorize any new class of series of preferred stock having rights senior to or on parity with the Series Seed; (iv) redeem or repurchase any shares (other than pursuant to the Company's right of repurchase at original cost); (v) declare or pay any dividend; (vi) merge, liquidate, dissolve or undertake any similar change of control that results in sale of the Company or (vii) increase the number of shares authorized under the Company's stock option plan.

Financial Information:

Investors will receive standard information and inspection rights and a management rights letter.

Participation Right: Investors will have the right to participate on a pro rata basis in subsequent issuances of equity securities with a right of oversubscription for any pro-rata amount not purchased by the other investors.

ROFR/Co-Sale: The Company first and Investors second (with rights of oversubscription) will have a right of first refusal on any transfer/sale of shares by holders of Common. Investors will have standard co-sale rights in connection with any such transfer/sale.

Registration Rights: To the extent the Company provides any registration rights to holders of the Company's capital stock, the holders of Series Seed Preferred shall receive the same rights.

AGREED AND ACCEPTED:

Content Launch Solutions	**Investor**
By: ___________________________________	By:___________________________________